MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

This Management's Discussion and Analysis ("MD&A") of BTQ Technologies Corp. ("BTQ" or the "Company") is for the quarter ended September 30, 2025 and is dated November 14, 2025. The MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the quarter ended September 30, 2025. The unaudited condensed interim consolidated financial statements are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance since actual results could change based on other factors and variables beyond management control.

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company's board of directors (the "Board") follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating, and internal control matters.

Additional information relating to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

DESCRIPTION OF BUSINESS AND OVERVIEW

The current business of BTQ was founded by a group of experienced post-quantum cryptographers with an interest in addressing the urgent security threat that a large-scale universal quantum computer poses to the Bitcoin network. Bitcoin's store of value thesis - one that supports a crypto ecosystem of over $1 trillion in market capitalization - has several potential quantum attack vectors that could compromise the network. This paradigm shift requires a new direction in cryptography and blockchain design. BTQ is building a portfolio of intellectual property to safeguard the crypto asset class with energy efficient quantum processes and currently holds several patent applications for generating quantum algorithms.

Quantum computers can take a very large integer and find out its prime factor extremely rapidly by using Shor's algorithm. Theoretically, a universal large scale quantum computer could be used to disrupt cryptocurrencies, break into digital wallets, and access and decrypt confidential communications. Ethereum and Algor, two of the most technologically advanced cryptocurrencies, announced plans to transition to post-quantum standards.

BTQ is listed on Cboe Canada under the symbol "BTQ", the Nasdaq under the symbol "BTQ", and the Frankfurt Stock Exchange under the symbol "NG3".

Acquisition

On December 31, 2021 (as amended on April 29, 2022, July 30, 2022, and November 29, 2022), the Company entered into a share exchange agreement with BTQ AG (the "Acquisition"). BTQ AG was incorporated in the Principality of Liechtenstein on March 26, 2021 by a group of experienced post-quantum cryptographers with an interest in addressing the urgent security threat that a large-scale universal quantum computer poses to the Bitcoin network.

In connection with the Acquisition, the Company completed a private placement (the "Offering") of 18,001,250 subscription receipts at a price of $0.40 per subscription receipt, for gross proceeds of $7,200,500, with each subscription receipt automatically converting with no additional consideration into one post-Consolidation Share (each as defined below) concurrent with the closing of the Acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

On February 17, 2023, the Company closed the Acquisition resulting in the issuance of 92,000,000 post-Consolidation Shares to the BTQ AG shareholders. Concurrent with the closing, the Company changed its name from Sonora Gold & Silver Corp. to BTQ Technologies Corp. and completed a consolidation (the "Consolidation") of its common shares on the basis of ten pre-Consolidation shares to one post-Consolidation share (each, a "Share"). Immediately following the Consolidation, and excluding those Shares issued pursuant to the Acquisition or the Offering, the former securityholders of Sonora Gold and Silver Corp. ("SOC") held an aggregate of 8,747,629 Shares and 350,000 stock options in the Company. All Share amounts have been retroactively restated to reflect the Consolidation for all periods presented.

On closing of the Acquisition, the gross proceeds of $7,200,500 from the Offering were released from escrow and each subscription receipt was converted into one Share. In connection with the Acquisition, the Company issued 2,500,000 Shares with a fair value of $1,000,000 to a finder as a success fee. In connection with the Offering, the Company also paid $93,175 in finders' fees and issued 232,936 finders' warrants exercisable at an exercise price of $0.40 per Share for a period of two years.

As a condition of the Acquisition, the Company voluntarily delisted its Shares from the TSX-V and the Shares commenced trading on Cboe Canada (formerly NEO Exchange) on February 21, 2023 under the symbol "BTQ".

DISCUSSION OF OPERATIONS

The following are operational highlights for the year ended December 31, 2024 and events subsequent up until the date of this MD&A.

Research and Development Updates

On March 2, 2023, the Company announced the alpha release of Keelung, a domain-specific language designed for fast, private, and secure application development. Based on research in the field of post-quantum zero-knowledge cryptography, Keelung will empower developers to create secure and reliable post-quantum zero-knowledge proofs without the need for specialized cryptography skills. Both Keelung and its compiler have been implemented in Haskell, enabling developers to produce high-level zero-knowledge proofs protected by Haskell's type system while leveraging Haskell's extensive ecosystem and tooling. Keelung will be 100% open-source, allowing for transparency, collaboration, and community-driven development.

Keelung is now live and open-sourced. The release information can be found here: https://github.com/btq-ag/keelung/releases. The steps to complete over the coming year are as follows:

1. Language Extensions (v0.19.0 - v0.20.0): Added support for user-defined datatypes, unsigned integer comparisons, and optimizations to the constraint system and compiler.

2. Optimization and Stability (v0.21.0): Introduced a more precise method for reference counting on unsigned integers, renaming of primitive datatype conversions, and numerous bug fixes and stability improvements for the compiler.

3. Upcoming Optimizations (v0.22.0+): Planned optimizations include operators for slicing and joining unsigned integers, improved polynomial representation, faster polynomial insertion, standard library optimizations (e.g., AES, Blake2), and constraint reduction for faster proof generation.

4. Developer Experience (Ongoing): Refinements to the DSL syntax, performance improvements for common data types, benchmarking in the CI/CD pipeline, and expanded documentation and tutorials to improve the developer experience.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

5. Ecosystem Integration (Future): Planned integration with popular ZK toolchains like Snarkjs/Circom, support for PLONK-based proving systems, and quantitative information flow analysis for privacy leakage detection.

On July 27, 2023, the Company announced that its Quantum-Secure Signature Technology "Preon" had been selected by the National Institute of Standards and Technology ("NIST") for consideration in their Post-Quantum Cryptography (PQC) standardization process. Preon is a robust and efficient post-quantum signature scheme, showcasing distinctive features including small key size, rapid key generation, minimal assumptions, and flexible functionality. These attributes make it resistant to potential threats from both classical and quantum computers. The co-authors of this submission include Hon Hai Research Institute, the research arm of global leader Hon Hai Precision Industry Co., Ltd. (Foxconn).

On October 4, 2023, BTQ announced the advancement of its collaboration with ITRI to develop a security chip that utilizes Quantum Computation in Memory ("QCIM") technology. This chip will be used for the computation of Kyber, a standardized algorithm by NIST. In 2022, BTQ entered a multi-year collaboration agreement with ITRI to develop energy-efficient post-quantum hardware solutions for applications in blockchain, telecom, and other industries with a need for long-term data security. In the first phase of collaboration, BTQ and ITRI successfully validated the proof of concept of applying computation-in-memory in an ASIC chip.

Cryptographically Agile Secure Hardware ("CASH")

CASH is a Post-Quantum Cryptography Accelerator product that is compact, energy-efficient, and powerful enough to fit into low-power devices like smart cards. The technology can handle both new PQC methods and traditional encryption methods (like AES and RSA). This means fewer chips are needed, which saves space, reduces power consumption, and cuts costs. CASH Technology is being developed by building on the patents that were acquired from Radical Semiconductor ("Radical"). Key members of the Radical team are working on the technology within BTQ with the first proof of concept expected in the first half of 2026.

On July 8, 2025, BTQ unveiled its "Quantum Proof-of-Work Simulator", the first publicly accessible platform that showcases a fully quantum-native mining algorithm that remains verifiable on classical hardware. The release marks a milestone in securing digital assets, offering a quantum analogue to Bitcoin's SHA-256 proof-of-work and creating a path to future-proof digital assets against emerging quantum threats.

On July 23, 2025, BTQ announced the launch of "Léonne", a novel blockchain consensus framework designed to overcome the core limitations of existing distributed ledger technologies. Built on advanced mathematical structures and quantum enhanced security, Léonne addresses the longstanding trade-offs between scalability, security, and decentralization - often referred to as the "blockchain trilemma."

On September 17, 2025, BTQ announced the peer reviewed result with Macquarie University published in Physical Review Research. The collaboration shows a practical way to perform quantum error correction on high performing quantum low density parity check codes using a shared cavity to link qbits. The method avoids physically moving qbits and keeps the number of steps fixed, which makes systems easier to scale and operate.

On October 9, 2025, BTQ announced a collaboration with the University of Cambridge to fund pioneering research in quantum photonic devices. The collaboration will focus on implementing inverse-design approaches to develop novel quantum photonic devices, a critical technology for the future of quantum computing and quantum secure communications.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Corporate Activities

On November 29, 2023, BTQ and Hon Hai Research Institute announced a Research and Collaboration Agreement aiming to support the academic community by promoting the standardization of post-quantum cryptography. BTQ and Hon Hai first in their submission of Preon, a post-quantum signature scheme submitted as part of the NIST "Call for Additional Digital Signature Schemes for the Post-Quantum Cryptography Standardization Process".

On May 3, 2024, the Company entered into a software license agreement with ZKP Corp. ("ZKP"), a Delaware corporation controlled by Nicolas Roussy Newton, the Chief Operating Officer of the Company, for which the Company received $1,000,000 for the use of its proprietary software for a period of one year.

On September 9, 2024, the Company issued convertible debt for proceeds of $1,000,000. The convertible debt is non-interest bearing and due on September 9, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share.

On July 23, 2024, BTQ entered into an agreement for the acquisition of Radical Semiconductor's Processing-in-Memory Technology Portfolio, advancing its Post-Quantum Cryptography capabilities. The integration of Radical's cutting-edge technology is set to enhance BTQ's quantum-secure communications infrastructure and provide substantial growth opportunities in emerging markets such as IoT, financial services, blockchain, and government sectors.

On November 8, 2024, the Company issued convertible debt for proceeds of $500,000. The convertible debt is non-interest bearing and due on November 14, 2026. At the election of the lender, the principal amount of the debt is convertible into common shares at $0.40 per share.

On December 19, 2024, the Company issued 3,355,704 common shares at $2.98 per share for gross proceeds of $10,000,000 pursuant to a brokered listed issuer financing exemption ("LIFE") offering. In connection with the financing, the Company incurred share issuance costs of $860,833 and issued 167,785 finder's warrants exercisable at $4.09 per common share expiring on December 19, 2029.

On December 24, 2024, the Company issued 3,750,000 common shares pursuant to the conversion of $1,500,000 in convertible debt.

On January 3, 2025, the Company entered into an agreement to for the acquisition of intellectual property from Cimtech Technology Co., Ltd., an innovator in memory technology and computing-in memory ("CIM") solutions. This strategic acquisition enhances the Company's capabilities in post-quantum cryptography and quantum-secure communication technologies.

On June 27, 2025, the Company has been appointed as Chair of the newly formed Quantum Communications Working Group under the Quantum Information Science and Technology Standardization Alliance ("QuINSA").

On July 11, 2025, the Company issued 5,555,555 common shares at $7.20 per share for gross proceeds of $39,999,996. In connection with this offering, the Company incurred a finder's fee of $2,800,000 and share issuance costs of $109,589. The Company also issued 138,888 finder's warrants exercisable at $12.60 per common share expiring on July 11, 2030.

On October 27, 2025, the Company entered into a Share Subscription Agreement and a Development Service Agreement with ICTK Co., Ltd. ("ICTK"), a technology company located in the Republic of Korea. Under the Share Subscription Agreement, the Company is to acquire 452,058 common shares of ICTK for KRW 7,180,489,272 (approximately $6.8 million) on or before November 24, 2025. Under the Development Service Agreement, the Company is engaging ICTK to carry out the development work (the "Services") related to Quantum Computation in Memory ("QCIM") IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The amount is to be paid in instalments based on the Company's acceptance of each relevant milestone. The agreement is limited to the provision of technology and know-how necessary for the performance of the Services with respect to each party's background technology and does not include the use of the deliverables of this agreement for commercial purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

On November 7, 2025, the Company entered into a Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect SAS ("QPerfect"), a technology company located in Strasbourg, France, for $3,263,521 (2,000,000 Euros). This investment does not result in the Company having a significant influence over QPerfect. Concurrent to the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect for $30,000,000 Euros (the "Acquisition"), which will be paid in cash and common shares of the Company. The closing of the Acquisition is subject to a number of conditions, including stock exchange approval and compliance with applicable securities laws, other laws, and regulations.

Trends

Quantum Computing

According to McKinsey & Company, the quantum technology market will be valued at over $106 billion by 20401, with the bulk of the value projected to come from quantum computing as opposed to quantum sensing and quantum communications. The quantum security industry sits within quantum computing and is a rapidly growing field that focuses on developing secure cryptographic solutions for the age of quantum computing. As quantum computers become more powerful, they will become increasingly capable of breaking traditional cryptographic systems, creating a need for even more robust and advanced quantum-resistant solutions. Traditional cryptographic methods are at risk of being broken, which will have serious implications for national security, financial institutions, and other industries that rely on secure communication and data storage. Estimates of when a commercial quantum computer will hit the market vary, however, last year, IBM unveiled the Osprey (433 qubits) and updated its road map to develop a 4,000+ qubit processor in 20252, indicating that these super computers will be available in the near future.

In addition to private sector funding, Government bodies around the world are also investing large sums of capital into quantum technologies. At $15.3 billion, China leads the way in publicly announced quantum funding initiatives, followed by the EU at $8.4 billion, USA at $3.7 billion, Japan at $1.8 billion, UK at $1.3 billion, Canada at $1.1 billion, and several others between $0.1 billion and $1.0 billion3.

Overall, the quantum security industry is a rapidly evolving field that will continue to see significant growth and development in the coming years. As businesses and organizations seek to protect their data from the threat of quantum computing, the need for effective and innovative quantum-resistant security solutions will only continue to increase. Investors are recognizing this with about two-thirds, or 68 percent, of all Quantum Technology startup investments since 2001 having occurred in 2021 and 20224.

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1 https://www.mckinsey.com/featured-insights/the-rise-of-quantum-computing

2 https://newsroom.ibm.com/2022-11-09-IBM-Unveils-400-Qubit-Plus-Quantum-Processor-and-Next-Generation-IBM-Quantum-System-Two

3 https://www.mckinsey.com/~/media/mckinsey/business%20functions/mckinsey%20digital/our%20insights/quantum%20technology%20sees%20record%20investments%20progress%20on%20talent%20gap/quantum-technology-monitor-april-2023.pdf
4 https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/quantum-technology-sees-record-investments-progress-on-talent-gap

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Post-Quantum Cryptography

One of the main trends in the quantum security industry is the development of post-quantum cryptography ("PQC") algorithms. PQC algorithms are designed to be resistant to attacks from quantum computers, making them a crucial component of quantum-resistant security systems. Many organizations, including government agencies and financial institutions, are already investing in PQC research and development to ensure the security of their sensitive data.

A key driver in the development of the PQC industry is NIST, a U.S. Department of Commerce agency which sets the standards for businesses and other organizations to secure sensitive data and protect critical infrastructure5. NIST compliance standards must be met by anyone who processes, stores, or transmits sensitive information for the Department of Defense, General Services Administration, NASA, and other government agencies, and is largely seen as the de facto standard body to make cryptographic standards for the entire world.

In 2016, NIST initiated a process to solicit, evaluate, and standardize one or more quantum-resistant public-key cryptographic algorithms. These new cryptography standards will specify additional digital signature and public-key encryption algorithm(s) which are capable of protecting sensitive information well into the foreseeable future, including after the advent of quantum computers. In 2022, NIST officially announced the standardized algorithms from Round 3 of this PQC competition. This was a landmark milestone as government agencies and businesses had been waiting nearly six years for a clear direction as to which algorithms are trustworthy. PQC algorithms are much larger than their classical counterparts. This is particularly problematic for distributed ledgers where each full node keeps an entire record of all activities on the ledger. If a blockchain like Bitcoin and Ethereum were to adopt the newly standardized PQC algorithms today, the size of both chains would have to be increased to an unmanageable extent.

Competition and Market Participants

Generally, BTQ differentiates itself from its competitors with its work at the intersection of post-quantum cryptography and blockchain. The Company works on developing next-generation cryptographic primitives like zero-knowledge cryptography to achieve advanced security and efficiency, which is novel in the industry.

Large publicly traded quantum companies exist in the space, including: D-Wave Quantum Inc. (NYSE: QBTS), IonQ. Inc. (NYSE: IONQ), Rigetti Computing, Inc. (NASDAQ: RGTI), and Arqit Quantum Inc. (NASDAQ: ARQQ). However, these companies are not direct competitors as their main goal is to build a commercial quantum computer with real-world useability. These companies are capital intensive and well-funded by both institutional investors and governments and their valuations range from approximately US$400 million to over US$17 billion.

With a surge in funding and general investor interest and excitement in the industry, several companies are emerging in the post-quantum security space. There are various companies that try to tackle the same global problem as BTQ: getting today's infrastructure secured for the quantum revolution, however, the approaches vary widely based on cryptographic techniques, as well as end uses served and therefore is not a winner takes all market. In fact, other companies operating directly in the space may offer potential collaboration opportunities. Below is a non-exhaustive list of indirect competitors to BTQ:

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5 https://www.btq.com/en/blog/blockchain-security

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

PQ Shield, for example, describes itself as a PQC company contributing to the global standards and core technologies to power the future security layer of the world's leading organizations. Its quantum-secure cryptographic solutions work with companies' legacy systems to protect sensitive data now and for years to come. The company mainly serves the defense & infrastructure, IoT and OEM markets. PQ Shield raised $20 million as part of their Series A round in January 20226.

Additionally, Isara provides security solutions specializing in cryptographic risk management and in creating crypto-agile and quantum-safe security solutions for today's information technology ecosystems. The company broadly targets enterprises and governments. Isara raised over $10 million in 2018 to fund its R&D efforts7.

In the blockchain space, large technology companies are building their own secured blockchains. For example, IBM offers blockchain services that help secure multiple aspects of critical industries like supply chains, banking, healthcare, and government. The goal of these blockchains is usually to streamline and scale processes in a secure manner8.

SandboxAQ, an enterprise SaaS company stemming from Alphabet (previously Google), is another key player in the space. Sandbox provides solutions at the nexus of AI and Quantum technology to address some of the world's most challenging problems. The company's core team and inspiration formed at Alphabet Inc., emerging as an independent, growth-capital-backed company in 2022. The company aims to protect the public sector, life sciences & healthcare, financial services, cybersecurity, material science and manufacturing, and global navigation9.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2025

The net loss for the nine months ended September 30, 2025 was $12,782,763 (2024: $4,558,910). The main categories are listed below:

Revenue of $315,497 (2024: $416,667)

The Company entered into a one year revenue licensing agreement in May 2024.

Business development, marketing, and promotion of $1,528,263 (2024: $573,278)

The increase relates to an increase in business development and marketing activities in the current year.

General and administrative of $728,194 (2024: $599,079)

The increase is mainly due to the increase in operations in the current year.

Professional fees of $1,852,837 (2024: $836,106)

The increase is mainly due to higher legal and auditor fees incurred relating to the base shelf prospectus, SEC filings, and Nasdaq listing. The Company also incurred fees for internal control advisory services in the current period.

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6 https://www.prnewswire.com/news-releases/pqshield-collaborates-with-nccoe-and-industry-to-ease-the-real-world-implementation-of-quantum-resistant-cryptography-301794688.html

7 https://www.isara.com/company/newsroom/shasta-ventures-investment.html

8 https://www.ibm.com/blockchain

9 https://www.sandboxaq.com/solutions/security-suite

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Research and development of $1,879,955 (2024: $2,036,282)

The decrease is mainly due to the termination of research and development employees located in Taiwan prior to the fourth quarter of 2024.

Share-based compensation of $5,650,905 (2024: recovery of $190,931)

The increase in share-based compensation was due to stock options and RSUs issued during the period. In addition, there were no forfeited options or RSUs during the period as in the comparative period.

Transfer agent and regulatory fees of $768,390 (2024: $72,780)

The increase is mainly due to the base shelf prospectus filing, SEC filings, and Nasdaq listing.

Wages and benefits of $188,822 (2024: $501,945)

The decrease is mainly due to the termination of employees and closure of the Taiwan branch office in 2024.

USE OF AVAILABLE FUNDS

In connection with the brokered LIFE offering which closed on December 19, 2024, below is a reconciliation of the expected use of available funds against the actual use of such funds as at September 30, 2025:

Item	Use of Available Funds $	Actual Use of Available Proceeds as at September 30, 2025 $
Quantum Computation in Memory Product	3,810,000	428,446
General and administrative	1,400,000	5,696,907
Ongoing operations - other R&D	1,500,000	1,799,678
Working capital	1,499,164	-
Total	8,209,164	7,925,031

In connection with the Prospectus Supplement offering which closed on July 11, 2025, below is a reconciliation of the expected use of available funds against the actual use of such funds as at September 30, 2025:

Item	Use of Available Funds $	Actual Use of Available Proceeds as at September 30, 2025 $
Commercialization of CASH	20,000,000	-
QPerfect investment	3,210,000	-
Selective strategic investments IP acquisitions	3,750,000	-
General and administrative	3,000,000	-
Ongoing operations - other R&D	6,600,000	-
Working capital	230,456	-
Total	36,790,456	-

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024

Total revenues	-	65,497	250,000	250,000
Net loss	(9,024,165)	(1,946,618)	(1,811,980)	(1,517,826)
Net loss per share, basic and diluted	(0.07)	(0.01)	(0.01)	(0.01)

	Three Months Ended ($)
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023

Total revenues	326,094	90,573	-	-
Net loss	(1,029,346)	(1,695,192)	(1,834,372)	(3,500,699)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

The net loss for the quarter ended September 30, 2025 includes share-based compensation of $4,505,665 related to the issuance of stock options and restricted share units.

The net loss for the quarter ended June 30, 2025 includes share-based compensation of $538,232 related to the issuance of stock options and restricted share units.

The net loss for the quarter ended March 31, 2025 includes share-based compensation of $607,008 related to the issuance of stock options and restricted share units.

The net loss for the quarter ended December 31, 2023 includes share-based compensation of $1,259,207 related to the issuance of stock options and restricted share units.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2025, the Company had cash of $39,389,812 and working capital of $38,022,635 compared to cash of $9,336,892 and working capital of $7,831,723 as at December 31, 2024.

The Company's operations used cash of $7,244,993 (2024: $3,371,749) during the nine months ended September 30, 2025. The Company's investing activities used cash of $6,282 (2024: provided cash of $304,851). The cash requirements during the nine months ended September 30, 2025 were funded from the net proceeds from share issuances of $37,304,195 (2024: $1,027,554) and working capital.

The Company's aggregate operating, investing, and financing activities during the nine months ended September 30, 2025 resulted in an increase in its cash balance of $30,052,920 (2024: decrease of $2,039,344).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the nine months ended September 30, 2025 and 2024 was comprised of the following:

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $

Consulting fees	-	24,291
Business development, marketing and promotion	81,654	73,462
Professional fees	63,000	63,000
Research and development	3,249	106,201
Wages and benefits	114,221	230,736
Total short-term benefits	262,124	497,690
Share-based payments	62,517	(6,747)
	324,641	490,943

As at September 30, 2025, the Company owed $133,948 (December 31, 2024 - $124,247) to the CEO of the Company, of which $107,660 (December 31, 2024 - $97,075) is included in accounts payable and accrued liabilities. The amounts owed are non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company was owed $106,301 (December 31, 2024 - $137,369) from the former Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at September 30, 2025, the Company owed $7,350 (December 31, 2024 - $7,350) to a firm where the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company owed $8,353 (December 31, 2024 - $15,020) to the Head of Corporate Development of the Company, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company owed $29,319 (December 31, 2024 - $nil) to a director of the Company, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

During the nine months ended September 30, 2025, the Company earned license revenue of $315,497 (2024 - $416,667) from a company controlled by the CTO. As at September 30, 2025, the Company has deferred revenue of $nil (December 31, 2024 - $315,497) for this company. All revenue recognized during the nine months ended September 30, 2025 was recorded as deferred revenue as at December 31, 2024.The license agreement relates to certain non-core technology of the Company that is not of a near-term focus for development, and the licensing of such technology to ZKP provided the Company with near-term revenue stream and enabled ZKP to access certain U.S. focused funding sources for the development of a related product.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2025, and have not been early adopted in preparing the consolidated financial statements.

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company's consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from our company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Fair values of stock options

Fair values of stock options are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company's stock options and performance warrants.

Deferred income taxes

The determination of income tax expense and the composition of deferred income tax assets and liabilities involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred income tax assets and liabilities, and interpretations of tax laws. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these interpretations, judgments, and estimates may materially affect the final amount of current and deferred income tax provisions, deferred income tax assets and liabilities, and results of operations.

Going concern presentation

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

● Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

● Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

● Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at September 30, 2025 and December 31, 2024 as follows:

	Fair value measurements using

	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, September 30, 2025 and December 31, 2024 $
Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, other receivables, accounts payable and accrued liabilities, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at September 30, 2025 and December 31, 2024. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at September 30, 2025 and December 31, 2024.

As at September 30, 2025	HKD	TWD	US$
Cash	-	759,157	46,900
Other receivables (except GST)	-	-	117,390
Accounts payable and accrued liabilities	(285,065)	(78,750)	(518,746)
Total foreign currency financial assets and liabilities	(285,065)	680,407	(354,457)
Impact of a 10% strengthening or weakening of foreign exchange rate	(28,507)	68,041	(35,446)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

As at December 31, 2024	TWD	US$
Cash	82,993	(1,249)
Other receivables (except GST)	-	106,489
Accounts payable and accrued liabilities	(6,337,488)	(237,069)
Total foreign currency financial assets and liabilities	(6,254,495)	(131,829)
Impact of a 10% strengthening or weakening of foreign exchange rate	(625,450)	(13,183)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner. Refer to going concern disclosure under Liquidity and Capital Resources.

The following amounts are the contractual maturities of financial liabilities as at September 30, 2025 and December 31, 2024:

As at September 30, 2025	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	1,838,811	1,838,811	-
Due to related parties	26,288	26,288	-

	1,865,099	1,865,099	-
As at December 31, 2024	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	1,357,502	1,357,502	-
Due to related parties	27,172	27,172	-

	1,384,674	1,384,674	-

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As of the date of this report, the Company had 140,025,930 common shares, 306,673 share purchase warrants outstanding, 2,828,750 stock options outstanding, and 3,092,300 RSUs outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's disclosure controls and procedures ("DCP") to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries has been recorded, processed, summarized and disclosed in a timely manner in accordance with regulatory requirements and good business practices and that the Company's DCP will enable the Company to meet its ongoing disclosure requirements.

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that based on this evaluation, our disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's internal controls over financial reporting ("ICFR") in order to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The CEO and CFO conducted an evaluation the effectiveness of the Company's ICFR as at September 30, 2025 based on Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") for the Company as a whole. Based on this evaluation, management concluded that no material weaknesses existed as at September 30, 2025.

LIMITATION OF CONTROLS AND PROCEDURES

The Company's management, including its CEO and CFO, believe that any DCP and ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override to the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control system will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective, control system, misstatements due to error or fraud may occur and not be detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes to our internal control over financial reporting for the nine months ended September 30, 2025, that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

RISK FACTORS

The following is a summary of certain risk factors relating to the business. The risks presented below should not be considered exhaustive and may not be all of that the Company may face.

General Risks

The Company has a limited operating history

The Company has a limited history of operations and is in the early stage of development. As such, the Company will be subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and limited revenue. There is no assurance that the Company will achieve its operating goals. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that the Company will be able to earn material revenue or that any of its activities will generate positive cash flow.

The Company is subject to competition from other post-quantum encryption companies

The Company will compete with other post-quantum cryptography and technology businesses, including other businesses focused on applying post-quantum cryptography to blockchain.

The Company's compliance and risk management programs may not be effective

The Company's ability to comply with applicable laws and rules will be largely dependent on the establishment and maintenance of compliance, review, and reporting systems, as well as the ability to attract and retain qualified compliance and other risk-management personnel, as needed. The Company cannot provide any assurance that its compliance policies and procedures will be effective or that it will be successful in monitoring or evaluating its risks. If there is any alleged non-compliance with applicable laws or regulations, The Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may materially and adversely affect the Company's reputation, financial condition and valuation, and the value of its shares.

Unexpected market disruptions may cause major losses for the Company

The Company may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that, in disrupted markets, many positions may become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events, or other factors, may from time to time cause dramatic losses for the Company.

The Company will be reliant on attracting and retaining skilled management and directors

The success of the Company will, in part, be dependent upon the skill, judgment, industry relationships and expertise of the Board and management. The loss of a director or key management personnel may materially and adversely affect the business of the Company. There can be no assurance that these individuals will continue to be employed by, or remain involved with, the Company for a particular period of time.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Market risk for securities

There can be no assurance that an active trading market for the Company's shares will be sustained. The market price for the Company's Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company's securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. Market forces may render it difficult or impossible for the Company to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their shares during periods of such market price decline.

Foreign exchange risk

The Company is a Canadian company, and most of its expenses and fundraising is done in Canadian dollars, however, its operations are predominantly denominated in U.S. dollars and Taiwan dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar and Taiwan dollar as compared to the Canadian dollar. A decline in the U.S. dollar or Taiwan dollar could result in a decrease in the real value of the Company's revenues and adversely impact financial performance.

Tax

No assurance can be given that new taxation rules will not be enacted or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or which could otherwise have a material adverse effect on the Company's results from operations and financial condition.

The Company may be subject to litigation

The Company may be subject to litigation arising out of, or related to, its operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact the Company's operations and the value of its shares. While the Company expects to assess the merits of any lawsuits and defend such lawsuits accordingly, it may be required to incur significant expense or devote significant financial resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Company's operations.

Investment Risk

There is no assurance that the Company will achieve its investment objective. An investment may not earn any positive return and may result in the loss of some or all of the capital invested.

Ability to generate profits

There can be no assurance that the Company will generate net profits in future periods. Further, there can be no assurance that the Company will be cash flow positive in future periods. In the event that the Company fails to achieve profitability in future periods, the value of the Company's shares may decline. In addition, if the Company is unable to achieve or maintain positive cash flows, the Company would be required to seek additional funding, which may not be available on favorable terms, if at all.

Management of growth

The Company has recently experienced, and may continue to experience, growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Resulting Issuer will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

Reliance on key personnel

The Company's future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company will rely on a limited number of key employees, consultants and members of senior management and there is no assurance that the Company will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on the Company's business, financial condition and prospects.

The Company has no immediate plans to pay regular dividends on the Company, so shareholders of the Company may not receive funds without selling their Company Shares.

The Company does not currently have plans to pay regular dividends on Company Shares. Any declaration and payment of future dividends to holders of Company Shares will be at the sole discretion of the Board and will depend on many factors, including the financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations of the Company that the Company's Board deems relevant.

Business and Industry Risks

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of digital assets in a manner that adversely affects the Company's operations

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on the Company's business operations.

The Company relies upon the use of internally/externally built proprietary software, data and intellectual property that may be subject to substantial risk

The Company's liquidity contribution strategy is dependent on internally and externally developed software, data and intellectual property. Its operations may be severely and adversely affected by the malfunction of technology.

Banks may not provide banking services, or may cut-off banking services, to businesses that provide services related to blockchain-based technologies

A number of companies that provide blockchain-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to blockchain-related companies, or companies that accept digital assets, for a number of reasons, such as perceived compliance risks or costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2025

The Company may be unable to obtain adequate insurance to insure its operations

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of digital assets and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

The business of the Company will be exposed to cybersecurity risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects the Company might cause disruptions and adversely affect its business operations, and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

FORWARD-LOOKING STATEMENTS

This MD&A includes certain statements that may be deemed "forward-looking statements" concerning the future performance of the Company's business, its operations, its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All statements in this report that do not directly and exclusively relate to historical facts, constitute forward- looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise such forward-looking statements, as a result of new information, future events or otherwise. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors". Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.